UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCYNEXIS, Inc.

File No. 001-36365 - CF#32321

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SCYNEXIS, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 10-K filed on March 30, 2015.

Based on representations by SCYNEXIS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.29 through December 31, 2016
Exhibit 10.32 through March 30, 2025
Exhibit 10.33 through December 20, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary